SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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SAPIENS ANNOUNCES Q3 2004 RESULTS

The Company reports marginally reduced net loss for the quarter

Research Triangle Park, N.C. — November 9, 2004 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the third quarter ended September 30, 2004.

Third quarter revenues were $11.4 million, compared with $11.8 million in the second quarter of 2004. Gross profit was $4.8 million, compared with $5.2 million in the second quarter, and gross profit margin was 42.3%, compared with 44.0% in the second quarter. The Company reported an operating loss of $0.2 million and a net loss of $0.95 million in the third quarter of 2004, a minor improvement over an operating loss of $0.3 million and a net loss of $1.1 million in the previous quarter.

Third quarter revenues were $11.4 million, compared with $13.4 million in the third quarter of 2003. Gross profit was $4.8 million compared with $6.4 in the third quarter of 2003. Gross profit margin was 42.3%, compared with 47.7% in the third quarter of 2003. The Company reported an operating loss of $0.2 million, compared with an operating income of $0.3 million in Q3 2003. Net loss for the quarter was $0.95 million, compared with a net income of $0.04 million in the third quarter of 2003.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:

"The results of the third quarter do not yet show a positive trend in revenue and we face further delays in penetrating the insurance industry, mainly due to a seasonal summer quarter.  However, we have effectively succeeded in reducing costs and thus slightly improved our bottom line results. We expect to achieve further improvements in the fourth quarter of 2004 and continue to believe that we can return to profitability as a result of growing revenues and further cost cutting.  Our pipeline for insurance applications continues to develop, in both the life & pension and property & casualty sectors, while we continue to service our customers in all sectors of industry.”

[more]

Q3 04 CONFERENCE CALL:

Sapiens International will hold a Conference Call to discuss the results on Tuesday, November 9th, 2004, at 08:45AM (EST)

To participate, please call:
From the US and Canada: 1-866-860-9642
From the UK: 0-800-917 5108
International callers: + 972-3-918-0600
10 minutes prior to start time

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzik.s@sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)
	For the three months ended		For the nine months ended
	9/30/2004	9/30/2003	9/30/2004	9/30/2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Products	$ 6,040	$ 8,946	$ 20,065	$ 23,591
Consulting and other services	5,323	4,461	15,710	15,253
Total revenues	11,363	13,407	35,775	38,844

Cost of revenues
Products	4,077	4,598	12,733	13,100
Consulting and other services	2,480	2,416	7,282	8,715
Total cost of revenues	6,557	7,014	20,015	21,815

Gross Profit	4,806	6,393	15,760	17,029

Expenses
Research and development, net	766	508	1,951	2,929
Selling, marketing, general and administrative	4,230	5,558	14,636	16,125

Operating Income/(Loss)	(190)	327	(827)	(2,025)

Financial income/(expenses), net	(588)	(291)	(1,684)	(601)
Other income/(expenses), net (a)	(176)	6	(633)	294

Net Income/(Loss)	$ (954)	$ 42	$ (3,144)	$ (2,332)

Settlement of redeemable shares in a subsidiary	-	-	(299)	-

Net income/(loss) to common shareholders	$ (954)	$ 42	$ (3,443)	$ (2,332)

Basic and diluted earnings/(loss) per share (b)	$ (0.08)	$ 0.00	$ (0.31)	$ (0.22)

Weighted average shares used to compute
Basic earnings/(loss) per share	11,449	10,694	11,215	10,693
Diluted earnings/(loss) per share (b)	11,449	12,856	11,215	10,693
Note	a: Includes taxes and minority interest
	b: Due to the net loss in 2003 and 2004 the inclusion of dilutive securities would be antidilutive.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2004	12/31/2003
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$ 11,577	$ 31,775
Short-term investments	9,661	1,039
	21,238	32,814
Trade receivables, net	8,854	9,133
Other current assets	4,960	5,647
Total current assets	35,052	47,594

Property and equipment, net	2,456	3,060
Other assets, net	29,574	26,069

Total assets	$ 67,082	$ 76,723

Liabilities and shareholders' equity

Short-term loans and current maturities
of long-term debt	$ 18,816	$ 9,579
Trade payables	2,075	2,619
Other liabilities and accrued expenses	8,307	11,054
Deferred revenue	3,916	3,254
Total current liabilities	33,114	26,506

Long-term debt and other liabilities	3,037	8,111
Convertible debentures	18,141	16,672
Redeemable shares in a subsidiary	-	11,505
Shareholders' equity	12,790	13,929

Total liabilities and shareholders' equity	$ 67,082	$ 76,723

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 10, 2004

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary